

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Homer Sun
Chief Executive Officer
Poema Global Holdings Corp.
Suites 4112-4116, 41/F, Jardine House
1 Connaught Place, Central
Hong Kong

> **Re: Poema Global Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 20, 2020**
> **CIK No. 1826333**

Dear Mr. Sun:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 FIled on October 20, 2020

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 64

1. You disclose that your warrant agreement will include an exclusive forum provision which will apply to Securities Act claims. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Signatures , page II-5

2.   Please add the signature of your authorized representative in the United States.

    You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing